UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
________________________

AMENDMENT NO. 2
TO
ANNUAL REPORT
OF
THE STATE OF ISRAEL
(Name of Registrant)
_______________________
Date of end of last fiscal year: December 31, 2010
SECURITIES REGISTERED*
(As of the close of the fiscal year)
TITLE OF ISSUE	AMOUNTS AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

Names and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission

SIGALIT SIAG
CHIEF FISCAL OFFICER
FOR THE WESTERN HEMISPHERE
MINISTRY OF FINANCE
OF THE STATE OF ISRAEL
800 SECOND AVENUE
17TH FLOOR
NEW YORK, NEW YORK 10017

* The Registrant is filing this annual report on a voluntary basis.

THE STATE OF ISRAEL

The sole purpose of this Amendment No. 2 to the Annual Report on Form 18-K (this “Amendment”) is to update certain information which was filed as part of Exhibit D to Amendment No. 1 to the Annual Report on Form 18-K/A, filed on July 14, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on the 23rd day of January, 2012.

STATE OF ISRAEL
By: /s/ Sigalit Siag
Sigalit Siag Chief Fiscal Officer for the Western Hemisphere Ministry of Finance
By: /s/Amnon Kraus
Amnon Kraus Deputy Chief Fiscal Officer for the Western Hemisphere Ministry of Finance

EXHIBIT INDEX

Exhibit Number		Page Number

A.	None
B.	None
C.	Copy of the State Budget Proposal for Fiscal Years 2011-2012 (in Hebrew)*
D.	Revised Current Description of the State of Israel.**
D-1	Revised Current Description of the State of Israel as of January 23, 2012	D.1